UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Names of Subject Company (issuer))

KSTW ACQUISITION, INC.

(Name of Filing Persons (Offeror)) a wholly owned indirect subsidiary of

KSTW HOLDINGS, INC.

(Name of Filing Persons (Parent of Offeror))

KOHLBERG INVESTORS VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

KSTW Acquisition, Inc.

KSTW Holdings, Inc.

c/o Kohlberg & Company

111 Radio Circle

Mount Kisco, New York 10549

Attention: Christopher W. Anderson

(914) 241-7430

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$458,488,240.00	$62,537.80

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the offer price of $35.00 per share of common stock of Steinway Musical Instruments, Inc. (“Steinway”), par value $0.001 per share, (“Shares”) by 13,099,664 Shares, which, based on information provided by Steinway as of June 27, 2013, is the sum of (i) 12,475,114 Shares outstanding and (ii) 624,550 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $62,537.80	Filing Party: KSTW Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 15, 2013 (which, together with any subsequent amendments or supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by KSTW Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of KSTW Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by Kohlberg Investors VII, L.P., a Cayman Islands limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Steinway Musical Instruments, Inc., a Delaware corporation (“Steinway”), at a price of $35.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 15, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Offer to Purchase, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Offer to Purchase, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The second sentence of the second paragraph under Section 8 — “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Parent is controlled by Sponsor.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2013

KSTW ACQUISITION, INC.

By:	/s/ Christopher Anderson
Name:	Christopher Anderson
Title:	President

KSTW HOLDINGS, INC.

By:	/s/ Christopher Anderson
Name:	Christopher Anderson
Title:	President

KOHLBERG INVESTORS VII, L.P.

By:	Kohlberg Management VII, L.P.,
its General Partner

By:	Kohlberg GP Management VII, L.L.C.,
its General Partner

By:	/s/ Christopher Anderson
Name:	Christopher Anderson
Title:	Vice President

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated July 15 2013

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2013

(a)(5)(A)	Press Release issued by Steinway Musical Instruments, Inc. on July 1, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 2, 2013)

(a)(5)(B)	Letter to the dealers and partners of Steinway & Sons, dated July 12, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 12, 2013)

(a)(5)(C)	Letter to the dealers and partners of Conn-Selmer, dated July 12, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 12, 2013)

*(a)(5)(D)	Press Release by KSTW Acquisitions, Inc. on July 15, 2013

*(b)(1)	Commitment Letter, dated July 15, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc., MIHI LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC and Credit Suisse AG

*(b)(2)	Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and General Electric Capital Corporation

*(b)(3)	Equity Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and Kohlberg Investors VII, L.P.

(d)(1)	Agreement and Plan of Merger, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and Steinway Musical Instruments, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

*(d)(2)	Confidentiality Agreement, dated May 9, 2013, between Steinway Musical Instruments, Inc. and Kohlberg Management VII, L.P.

(d)(3)	Rights Agreement dated September 26, 2011 between Steinway Musical Instruments, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the Form of Certificate of Designations of Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto (incorporated by reference to Exhibit 4.1 to the Form 8-A12G filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on September 27, 2011)

(d)(4)	Amendment No. 1 to Rights Agreement, dated February 20, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on February 22, 2013)

(d)(5)	Amendment No. 2 to Rights Agreement dated June 30, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

*(d)(6)	Limited Guaranty, dated June 30, 2013, by and between Kohlberg Investors VII, L.P. and Steinway Musical Instruments, Inc.

(g)	None

(h)	None

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 15, 2013